SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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[Sapiens Logo]

SAPIENS ANNOUNCES THIRD QUARTER 2005 RESULTS

Roni Al-Dor assumes the position of President and CEO, replacing Itzick Sharir

Research Triangle Park, N.C. — November 10, 2005 — Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) announced today its unaudited financial results for the third quarter ended September 30, 2005. Roni Al-Dor will assume today the position of President and CEO, replacing Itzick Sharir who served Sapiens for the last five years.  Mr. Al-Dor also joins the company's Board of Directors as a new additional member.

For the quarter, the company recorded revenues of $9.9 million compared with $9.6 million in the second quarter of 2005, an increase of 3%. Gross profit is recorded at $3.7 million compared with $3.8 million in the previous quarter, with gross profit margins of 38% compared with 40% in the previous quarter. The Company reduced its operating loss to $0.9 million from $1.3 million in the second quarter, an improvement of 30%. Net loss for the third quarter was reduced to $1.6 million, compared with a net loss of $1.7 million in the second quarter of 2005, and improvement of 6%.

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented:

"Although still losing, we see for the first time a significant improvement of 50% over the previous quarter in new signed contracts, a small change for the better in our top-line, and a significant continued reduction of 30% over the previous quarter in our operational losses.  I personally believe that this is the beginning of a change in trend, where hopefully the worse is behind us and the quarters to come will continue to improve.

"This is my last day in leading Sapiens as its President and CEO, a challenge I assumed 5 years ago.  I am proud of having had the opportunity of being a member of this outstanding "family" and I am proud of the progress made during the period.  I thank our customers, investors and shareholders for their confidence and trust and I welcome Roni Al-Dor as the new President and CEO with the hope and belief that he will continue the mission and lead Sapiens back to success and prosperity."

[Tables Follow]

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Sapiens’ management will host a teleconference at 8:45 a.m. EST on November 10, 2005, to discuss the results and the company's outlook.

Please call the following dial-in numbers to participate:

United States 1-866-860-9642

United Kingdom 0-800-917-5108

International +972-3-918-0600

Israel 03-918-0600

Please call 10 minutes prior to the start time

FOR ADDITIONAL INFORMATION

Elior Brin Chief Financial Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com	Roni Al-Dor Chief Executive Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com

About Sapiens

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change.  Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency.  Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS.  Sapiens’ clients include AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING and Occidental Fire & Casualty, among others.

For more information, please visit http://www.sapiens.com.

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Except for historical information contained herein, the matters set forth in this release, specifically our projections to return to operational profitability in the coming quarters, are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environments, risks in new product and service development, specific system configurations and software needs of individual customers, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	9/30/2005	12/31/2004
	Unaudited
Assets

Cash and cash equivalents	$ 7,646	$ 10,942
Short-term investments	5,526	11,156
Trade receivables, net	9,710	10,029
Other current assets	2,975	4,013
Total current assets	25,857	36,140

Property and equipment, net	1,797	2,382
Other assets, net	29,066	30,212

Total assets	$ 56,720	$ 68,734

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt	$ 13,559	$ 18,873
Trade payables	1,810	2,718
Other liabilities and accrued expenses	8,975	8,558
Deferred revenue	4,945	3,224
Total current liabilities	29,289	33,373

Long-term debt and other long-term liabilities	2,264	5,035
Convertible debentures, warrants and options	18,424	18,246
Shareholders' equity	6,743	12,080

Total liabilities and shareholders' equity	$ 56,720	$ 68,734

Note:	Certain prior year's amounts have been reclassified to conform with current year presentation

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except per share amounts)

		For the three months ended		For the nine months ended
		9/30/2005	9/30/2004	9/30/2005	9/30/2004

Revenues
Products		$ 5,207	$ 6,040	$ 14,969	$ 20,065
Consulting and other services		4,713	5,323	14,664	15,710
Total revenues		9,920	11,363	29,633	35,775

Cost of revenues
Products		3,904	4,077	10,923	12,733
Consulting and other services		2,271	2,480	7,656	7,282
Total cost of revenues		6,175	6,557	18,579	20,015

Gross Profit		3,745	4,806	11,054	15,760

Operating expenses
Research and development, net		776	766	2,243	1,951
Selling, marketing, general and administrative		3,644	4,230	12,258	14,636
Restructuring expenses		267	-	1,113	-

Operating Loss		942	190	4,560	827

Financial expenses, net		605	588	1,381	1,684
Other expenses, net (a)		82	176	41	633

Net Loss		1,629	954	5,982	3,144

Settlement of redeemable shares in a subsidiary		-	-	-	(299)

Net loss to shareholders of common shares		$ 1,629	$ 954	$ 5,982	$ 3,443

Basic and diluted loss per share (b)		$ 0.13	$ 0.08	$ 0.51	$ 0.31
Weighted average shares used to compute -
basic and diluted loss per share (b)		12,491	11,449	11,811	11,215

Note	a: Includes taxes and minority interest
b: Due to the net loss in 2004 and 2005 the inclusion of dilutive securities would be antidilutive.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  November 10, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary